FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/4/2026

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter and first half of 2026 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: August 4, 2026

Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Second Quarter and First Half of 2026 Results

Luxembourg, August 4, 2026 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2026.

The financial information contained in this press release is based on Ternium S.A.’s consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS). Interim financial figures are unaudited. The financial and operational information is presented in U.S. Dollars ($) and metric tons, except otherwise indicated. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Free Cash Flow, Net Debt and Net Cash. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Second Quarter of 2026 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	NET INCOME
3.9 MILLION TONS	$717 MILLION	$465 MILLION

SHIPMENTS - MINING SEGMENT	ADJUSTED EBITDA MARGIN	EARNINGS PER ADS
3.3 MILLION TONS	17%	$1.75

CASH PROVIDED BY OPERATING ACTIVITIES	CAPEX	NET DEBT POSITION
$256 MILLION	$431 MILLION	$112 MILLION

Note: Figures compared to first quarter of 2026.

Summary of Second Quarter of 2026

CONSOLIDATED	2Q26	1Q26	DIF	2Q25	DIF	1H26	1H25	DIF

Steel Products Shipments (thousand tons)	3,858	3,709	4%	3,719	4%	7,567	7,577	0%
Mining Segment Shipments (thousand tons)	3,347	2,826	18%	3,323	1%	6,173	6,382	-3%
Net Sales ($ million)	4,340	3,934	10%	3,947	10%	8,274	7,880	5%
Operating Income ($ million)	528	290	82%	199	165%	818	331	147%
Adjusted EBITDA ($ million)	717	479	50%	403	78%	1,195	725	65%
Adjusted EBITDA Margin (% of net sales)	17%	12%		10%		14%	9%
Net Income ($ million)	465	372		259		837	402
Equity Holders’ Net Income ($ million)	344	213		215		557	282
Earnings per ADS ($)	1.75	1.09		1.10		2.84	1.44

Note:    Each American Depositary Share, or ADS, represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Second Quarter of 2026 Highlights

Ternium delivered a robust performance in the second quarter of 2026. Adjusted EBITDA rose sequentially by 50% to $717 million, driven by higher sales volumes and better margins. In Mexico, steel market fundamentals continued to strengthen, amid the implementation of more effective measures against unfairly traded steel imports and the normalization of inventories across the value chain. Likewise, the measures adopted by the Brazilian government to promote fair competition contributed to a more constructive business sentiment across the domestic steel industry. Meanwhile, sales volumes in the Southern Region rebounded in line with seasonal demand trends. The company’s net income in the second quarter of 2026 reached $465 million.

Capital expenditures amounted to $431 million during the second quarter. The construction of Ternium’s new steel shop at its industrial center in Pesquería, Mexico, is progressing on schedule. In May 2026, the company paid a dividend to shareholders of $255 million, corresponding to the balance of the total dividend declared for the year 2025. Meanwhile, cash flow from operating activities amounted to $256 million after a $418 million increase in working capital, primarily in connection with higher sales and increased costs. The company recorded a Net Debt position of $112 million at the end of June 2026, compared to Net Cash position of $327 million at the end of March 2026.

Outlook

Ternium expects Adjusted EBITDA to increase in the third quarter of 2026 compared to the second quarter, driven by higher shipments and an improved Adjusted EBITDA margin. The margin expansion should reflect higher revenue per ton, partially offset by an increase in cost per ton.

In Mexico, the company expects shipments to continue recovering in the third quarter of 2026, as the commercial market keeps its momentum. New pipeline projects and the substitution of Asian imported steel at several OEMs are starting to generate additional volumes, while public infrastructure works should provide further support beyond the quarter.

In Brazil, steel demand remains uneven, with resilience in the automotive industry and in infrastructure equipment offset by weaker demand from agricultural machinery. High imports of steel and of manufactured goods with steel content continue to weigh on the market. Trade defense is nevertheless gaining ground, as the steel quota system was renewed until June 2027 and a final decision on the antidumping case on hot rolled coils from China is expected in the coming months.

In Argentina, energy, mining and agriculture are expected to remain strong, with construction recovering gradually from still low levels. Manufacturing activity remains weaker, held back by soft domestic demand and strong competition from imports.

Analysis of Second Quarter of 2026 Results

Consolidated Net Sales

$ MILLION	2Q26	1Q26	DIF	2Q25	DIF	1H26	1H25	DIF

Steel segment	4,192	3,814	10%	3,812	10%	8,007	7,613	5%
Mining segment - third parties	148	120	24%	135	10%	268	267	0%
Total net sales	4,340	3,934	10%	3,947	10%	8,274	7,880	5%

Adjusted EBITDA

Adjusted EBITDA in the second quarter of 2026 equals Net Income adjusted to exclude:

◦Depreciation and amortization;
◦Income tax results;
◦Net financial results;
◦Equity in earnings of non-consolidated companies;
◦Provision for ongoing litigation related to the acquisition of a participation in Usiminas; and
◦Reversal of contingencies (Usiminas).

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA margin equals Adjusted EBITDA divided by net sales.

For more information see Exhibit I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION

Steel Segment Second Quarter of 2026 Results
The Steel Segment’s net sales increased both sequentially and year-over-year in the second quarter of 2026, driven by higher shipments and revenue per ton. Sequentially, shipment volumes increased in Mexico and the Southern Region, while realized steel prices rose mainly in Mexico and
Brazil. Compared to the same period of 2025, the growth in sales volumes was driven by the strength of the Mexican market, which more than offset a decrease in shipments across all other markets. Meanwhile, realized steel prices increased year-over-year in Mexico, Brazil and Other Markets.

SHIPMENTS - STEEL PRODUCTS MILLION TONS

NET SALES - STEEL SEGMENT $ BILLION

In Mexico, shipments to the commercial market continued to strengthen, posting significant year-over-year growth in the second quarter of 2026. Sales volumes to industrial customers were broadly stable sequentially, remaining below those in the same period of 2025.

In Brazil, sales volumes were largely unchanged sequentially, with Usiminas continuing to prioritize margin over volume. Flat steel imports declined in the second quarter, following the implementation of government measures aimed at curbing import surges and supporting more balanced competitive conditions.

In the Southern Region, steel shipments increased sequentially in the second quarter consistent with a seasonal rebound in activity, as underlying demand for steel products remained relatively stable.
In Other Markets, shipments in the second quarter of 2026 were broadly stable sequentially. On a year-over-year basis, sales volumes declined primarily due to decreased shipments in the US market.

SHIPMENTS BY REGION - STEEL PRODUCTS MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	2Q26	1Q26	DIF	2Q25	DIF	2Q26	1Q26	DIF	2Q25	DIF	2Q26	1Q26	DIF	2Q25	DIF

Mexico	2,219	1,985	12%	1,780	25%	2,082	1,983	5%	1,784	17%	1,066	1,001	6%	997	7%
Brazil	989	919	8%	928	7%	937	945	-1%	980	-4%	1,055	972	9%	948	11%
Southern Region	551	481	15%	606	-9%	519	460	13%	566	-8%	1,061	1,044	2%	1,072	-1%
Other Markets	378	355	7%	418	-10%	320	320	0%	390	-18%	1,182	1,109	7%	1,073	10%
Total Steel Products	4,137	3,739	11%	3,733	11%	3,858	3,709	4%	3,719	4%	1,072	1,008	6%	1,004	7%
Other Products	56	75	-26%	79	-30%
Total Steel Segment	4,192	3,814	10%	3,812	10%

STEEL SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	1H26	1H25	DIF	1H26	1H25	DIF	1H26	1H25	DIF

Mexico	4,204	3,546	19%	4,065	3,695	10%	1,034	960	8%
Brazil	1,908	1,869	2%	1,882	1,985	-5%	1,014	942	8%
Southern Region	1,031	1,150	-10%	980	1,055	-7%	1,053	1,090	-3%
Other Markets	733	887	-17%	640	842	-24%	1,145	1,054	9%
Total Steel Products	7,876	7,452	6%	7,567	7,577	0%	1,041	984	6%
Other Products	130	161	-19%
Total Steel Segment	8,007	7,613	5%

The Steel Segment’s Cash Operating Income rose by $240 million sequentially in the second quarter of 2026, driven by higher realized steel prices and greater sales volumes, partially offset by slightly higher unit costs. Year-over-year, the Steel Segment’s Cash Operating Income increased by $300 million in the quarter, on higher realized steel prices, increased sales volumes and lower unit costs. Cost per ton declined year-over-year mainly driven by lower raw material and purchased slab costs, aided by the company’s ongoing initiatives to improve efficiency.

CASH OPERATING INCOME - STEEL SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - STEEL SEGMENT $/TON, %

Note: For a reconciliation of the Steel Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.

Mining Segment Second Quarter of 2026 Results

Net sales in the Mining Segment increased both sequentially and year-over-year in the second quarter of 2026. Sequential growth was primarily driven by the Brazilian operations’ seasonal rebound, partially offset by lower realized iron ore prices. Compared with the same period in 2025, the rise in net sales in the second quarter of 2026 was mainly the result of higher realized iron ore prices.

SHIPMENTS - MINING SEGMENT MILLION TONS

NET SALES - MINING SEGMENT $ MILLION

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	2Q26	1Q26	DIF	2Q25	DIF	2Q26	1Q26	DIF	2Q25	DIF	2Q26	1Q26	DIF	2Q25	DIF
Third parties	148	120	24%	135	10%	2,004	1,463	37%	1,980	1%	74	82	-10%	68	8%
Intercompany	168	164	3%	146	15%	1,343	1,364	-2%	1,343	0%	125	120	4%	108	15%
Total	316	284	11%	281	13%	3,347	2,826	18%	3,323	1%	94	100	-6%	84	12%

MINING SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	1H26	1H25	DIF	1H26	1H25	DIF	1H26	1H25	DIF
Third parties	268	267	0%	3,466	3,771	-8%	77	71	9%
Intercompany	332	294	13%	2,707	2,611	4%	123	113	9%
Total	600	561	7%	6,173	6,382	-3%	97	88	11%

The Mining Segment’s Cash Operating Income decreased slightly sequentially in the second quarter of 2026, primarily driven by lower realized iron ore prices partially offset by higher sales volumes. On a year-over-year basis, Cash Operating Income rose slightly supported by higher realized iron ore prices, largely offset by increased costs.

CASH OPERATING INCOME - MINING SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - MINING SEGMENT $/TON, %

Note:    For a reconciliation of the Mining Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

Net Financial Results

Net financial results were a loss of $39 million for the second quarter of 2026, primarily driven by a $34 million loss in foreign exchange results. This amount mainly reflected the negative effect of the appreciation of the Mexican Peso and the Brazilian Real against the
US Dollar on net short local currency positions at Ternium’s subsidiaries in these countries, and the negative effect of the depreciation of the Argentine Peso against the US Dollar on a net long local currency position at Ternium Argentina.

$ MILLION	2Q26	1Q26	2Q25	1H26	1H25

Net interest result	(5)	14	1	8	15
Net foreign exchange result	(34)	15	(35)	(19)	(4)
Change in fair value of financial assets	1	11	17	12	46
Other financial expense, net	(2)	(17)	(12)	(18)	(23)
Net financial results	(39)	22	(30)	(17)	33

Income Tax Results

Ternium’s subsidiaries use the U.S. dollar as their functional currency; as a result, fluctuations between their local currencies and the U.S. dollar lead to the recognition of deferred tax results. In the second quarter of 2026, the company recorded a deferred tax gain of $86 million mainly driven by the positive effect of the appreciation of the Mexican Peso against the US Dollar.

$ MILLION	2Q26	1Q26	2Q25	1H26	1H25

Current income tax expense	(109)	(39)	(47)	(148)	(72)
Deferred tax gain	86	132	151	218	154
Income Tax Result	(23)	93	104	70	82

Net Income

In the second quarter of 2026, Ternium’s net income amounted to $465 million.

Equity Holder’s Net Income was $344 million in the period, or $1.75 per ADS, mainly after accounting for the participation of a 62.5% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

NET INCOME (LOSS) $ MILLION

$ MILLION	2Q26	1Q26	2Q25	1H26	1H25

Net income	465	372	259	837	402
Excluding non-controlling interest	(121)	(159)	(44)	(280)	(119)
Owners of the parent	344	213	215	557	282

$ per ADS	2Q26	1Q26	2Q25	1H26	1H25
Earnings per ADS	1.75	1.09	1.10	2.84	1.44

Cash Flow and Liquidity

In the second quarter of 2026, cash from operations amounted to $256 million. Working capital increased by $418 million reflecting a $205 million increase in trade and other receivables and a $223 million increase in inventories, partially offset by a $10 million net increase in trade payables and other liabilities.
Capital expenditures totaled $431 million, primarily reflecting the progress made in the construction of the new steel shop at Ternium’s industrial center in Pesquería, Mexico.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL $ BILLION

■ Cash from operations ■ Decrease (Increase) in working capital

CAPITAL EXPENDITURES $ MILLION

Alongside the development of its capital expenditure program, in the second quarter of 2026 Ternium paid a dividend to shareholders of $255 million, corresponding to the balance of the total dividend declared for the year 2025. In addition, the company paid dividends to non-controlling interest totalling $36 million.

Ternium recorded a Net Debt position of $112 million at the end of June 2026, compared to Net Cash position of $327 million as of the end of March 2026.

NET DEBT $ BILLION

Conference Call and Webcast

Ternium will host a conference call on August 5, 2026, at 8:00am ET in which management will discuss second quarter of 2026 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	2Q26	1Q26	2Q25	1H26	1H25

Net sales	4,340	3,934	3,947	8,274	7,880
Cost of sales	(3,399)	(3,247)	(3,337)	(6,646)	(6,739)
Gross profit	941	687	610	1,628	1,141
Selling, general and administrative expenses	(428)	(390)	(403)	(818)	(799)
Other operating income (expense), net	15	(7)	(8)	9	(11)
Operating income	528	290	199	818	331

Financial expense	(50)	(50)	(56)	(101)	(111)
Financial income	45	64	57	109	126
Other financial (expense) income, net	(34)	9	(31)	(25)	18
Equity in earnings of non-consolidated companies	22	14	25	37	41
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	(24)	(48)	(40)	(72)	(85)
Profit before income tax result	487	279	155	767	320
Income tax	(23)	93	104	70	82
Profit for the period	465	372	259	837	402

Attributable to:
Owners of the parent	344	213	215	557	282
Non-controlling interest	121	159	44	280	119
Profit for the period	465	372	259	837	402

Statement of Financial Position

$ MILLION	JUNE 30, 2026	DECEMBER 31, 2025

Property, plant and equipment, net	10,973	10,406
Intangible assets, net	1,037	1,002
Investments in non-consolidated companies	614	563
Other investments	0	0
Deferred tax assets	1,283	1,039
Receivables, net	764	804
Trade receivables, net	5	4
Total non-current assets	14,676	13,819

Receivables, net	707	985
Derivative financial instruments	26	43
Inventories, net	4,395	4,094
Trade receivables, net	2,007	1,536
Other investments	1,301	1,600
Cash and cash equivalents	1,431	1,531
Total current assets	9,867	9,788

Non-current assets classified as held for sale	9	8

Total assets	24,552	23,615

Statement of Financial Position (cont.)

$ MILLION	JUNE 30, 2026	DECEMBER 31, 2025

Capital and reserves attributable to the owners of the parent	12,300	11,944
Non-controlling interest	4,439	4,203
Total equity	16,739	16,148

Provisions	597	586
Deferred tax liabilities	23	24
Non current tax liabilities	5	13
Other liabilities	998	956
Trade payables	1	1
Lease liabilities	160	138
Borrowings	2,206	1,815
Total non-current liabilities	3,989	3,533

Provision for ongoing litigation related to the acquisition of a participation in Usiminas	599	528
Current income tax liabilities	64	39
Other liabilities	440	640
Trade payables	2,036	2,073
Derivative financial instruments	—	1
Lease liabilities	47	49
Borrowings	638	604
Total current liabilities	3,823	3,934

Total liabilities	7,813	7,467

Total equity and liabilities	24,552	23,615

Statement of Cash Flows

$ MILLION	2Q26	1Q26	2Q25	1H26	1H25

Result for the period	465	372	259	837	402

Adjustments for:
Depreciation and amortization	194	181	197	374	381
Income tax accruals less payments	3	(130)	(202)	(127)	(252)
Equity in earnings of non-consolidated companies	(22)	(14)	(25)	(37)	(41)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	24	48	40	72	85
Interest accruals less payments / receipts, net	(4)	(7)	(9)	(10)	—
Changes in provisions	(10)	1	1	(9)	4
Changes in working capital	(418)	(233)	781	(651)	727
Net foreign exchange results and others	24	—	—	24	(55)
Net cash provided by operating activities	256	217	1,044	473	1,251

Capital expenditures and advances to suppliers for PP&E	(431)	(406)	(810)	(837)	(1,327)
Decrease in other investments	288	88	319	376	562
Proceeds from the sale of property, plant & equipment	0	1	0	1	1
Dividends received from non-consolidated companies	1	1	1	2	2
Recovery of loans from non-consolidated companies	—	150	—	150	—
Acquisition of additional participation in Usiminas	—	(315)	—	(315)	—
Acquisition of business - purchase consideration	—	(24)	—	(24)	—
Acquisition of business - cash acquired	—	4	—	4	—
Repayment of additional paid in capital	—	—	(5)	—	(5)
Net cash used in investing activities	(142)	(502)	(495)	(644)	(768)

Dividends paid in cash to company’s shareholders	(255)	—	(353)	(255)	(353)
Dividends paid in cash to non-controlling interest	(36)	(6)	(2)	(43)	(2)
Finance lease payments	(18)	(14)	(15)	(32)	(35)
Proceeds from borrowings	29	406	9	435	582
Repayments of borrowings	(19)	(39)	(162)	(58)	(547)
Net cash (used in) provided by financing activities	(300)	346	(523)	46	(356)

(Decrease) increase in cash and cash equivalents	(186)	61	26	(125)	127

Exhibit I - Alternative Performance Measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	2Q26	1Q26	2Q25	1H26	1H25

Net income	465	372	259	837	402
Adjusted to exclude:
Depreciation and amortization	194	181	197	374	381
Income tax results	23	(93)	(104)	(70)	(82)
Net financial results	39	(22)	30	17	(33)
Equity in earnings of non-consolidated companies	(22)	(14)	(25)	(37)	(41)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	24	48	40	72	85
Reversal of contingencies (Usiminas)	(12)	—	—	(12)	—
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	7	8	7	15	13
Adjusted EBITDA	717	479	403	1,195	725
Divided by: net sales	4,340	3,934	3,947	8,274	7,880
Adjusted EBITDA Margin (%)	17%	12%	10%	14%	9%

Exhibit I - Alternative Performance Measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	2Q26	1Q26	2Q25	1H26	1H25

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	410	272	190	682	433
Plus/minus differences in cost of sales (IFRS)	88	(18)	10	70	(106)
Excluding depreciation and amortization	158	148	144	306	286
Excluding reversal of contingencies (Usiminas)	(12)	—	—	(12)	—
Including proportional EBITDA in Unigal (70% participation)	7	8	7	15	13
Cash Operating Income	650	410	350	1,060	626
Divided by: steel shipments (thousand tons)	3,858	3,709	3,719	7,567	7,577
Cash Operating Income per Ton - Steel	169	111	94	140	83
Divided by: steel net sales	4,192	3,814	3,812	8,007	7,613
Cash Operating Income Margin - Steel (%)	16%	11%	9%	13%	8%

Cash Operating Income - Mining Segment

$ MILLION	2Q26	1Q26	2Q25	1H26	1H25

Operating Result - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(33)	(25)	(38)	(58)	(40)
Plus/minus differences in cost of sales (IFRS)	55	53	38	108	55
Excluding depreciation and amortization	36	33	53	69	95
Cash Operating Income	58	61	54	119	110
Divided by: mining shipments (thousand tons)	3,347	2,826	3,323	6,173	6,382
Cash Operating Income per Ton - Mining	17	22	16	19	17
Divided by: mining net sales	316	284	281	600	561
Cash Operating Income Margin - Mining (%)	18%	22%	19%	20%	20%

Exhibit I - Alternative Performance Measures (cont.)

Free Cash Flow

$ MILLION	2Q26	1Q26	2Q25	1H26	1H25

Net cash provided by operating activities	256	217	1,044	473	1,251
Less: capital expenditures and advances to suppliers for PP&E	(431)	(406)	(810)	(837)	(1,327)
Free Cash Flow	(175)	(189)	234	(364)	(77)

Net Debt

$ BILLION	JUNE 30, 2026	MARCH 31, 2026	JUNE 30, 2025

Borrowings (current and non-current)	2.8	2.8	2.4
Less: cash and cash equivalents	(1.4)	(1.6)	(1.9)
Less: other investments (current and non-current)	(1.3)	(1.5)	(1.5)
Net Debt (Cash)	0.1	(0.3)	(1.0)

Note:    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $0.7 billion and $0.8 billion as of June 30 and March 31, 2026, and $1.0 billion as of June 30, 2025.